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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number 001-14469

A. Full title of the plan:	SIMON PROPERTY GROUP AND ADOPTING ENTITIES MATCHING SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SIMON PROPERTY GROUP, INC. P.O. BOX 7033 INDIANAPOLIS, IN 46207-7033

REQUIRED INFORMATION

Item 4.    The Plan's financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). To the extent required by ERISA, the plan financial statements have been examined by independent accountants, except that the "limited scope exemption" contained in Section 103(a) (3) (C) was not available. Such financial statements and schedules are included in this Report in lieu of the information required by Items 1-3 of Form 11-K.

Simon Property Group and Adopting Entities Matching Savings Plan

Form 11-K

Table of Contents

(a)
Financial Statements

  The Simon Property Group and Adopting Entities Matching Savings Plan Audited Financial Statements with Supplemental Schedules for the years ended December 31, 2002 and 2001 are included and incorporated herein by reference. These financial statements include their own table of contents for your reference.

(b)
Signatures

(c)
Exhibit Index

FINANCIAL STATEMENTS AND SCHEDULE

Simon Property Group And Adopting Entities
Matching Savings Plan

December 31, 2002 and 2001 and for the year ended December 31, 2002 with Report of Independent Auditors

Simon Property Group And Adopting Entities Matching Savings Plan

Financial Statements and Schedule

December 31, 2002 and 2001 and
for the year ended December 31, 2002

Contents

Report of Independent Auditors	5
Audited Financial Statements
Statements of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8
Schedule of Assets (Held At End of Year)	13

Report of Independent Auditors

Plan Administrator
Simon Property Group and Adopting Entities Matching Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Simon Property Group and Adopting Entities Matching Savings Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ Ernst & Young LLP

June 13, 2003

Simon Property Group and Adopting Entities
Matching Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments:
Money market funds	$475,326	$756,996
Common/collective trust	16,412,201	14,034,431
Mutual funds	91,460,878	105,674,427
Common stock	3,042,451	2,129,974
Participant loans receivable	1,854,260	1,795,024

Total investments	113,245,116	124,390,852
Receivables:
Employer contributions	175,938	161,925
Participant contributions	169,441	155,327
Investment income	68,894	65,944

Total receivables	414,273	383,196

Net assets available for benefits	$113,659,389	$124,774,048

See accompanying notes.

Simon Property Group and Adopting Entities
Matching Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2002

Additions:
Contributions:
Participant	$7,491,862
Employer	5,387,619
Other	9,150
Investment income	1,966,633

Total additions	14,855,264
Deductions:
Benefits paid	10,182,654
Administrative expenses	197,883
Net depreciation in fair value of investments	15,589,386

Total deductions	25,969,923

Net decrease	(11,114,659)
Net assets available for benefits:
Beginning of year	124,774,048

End of year	$113,659,389

See accompanying notes.

Simon Property Group and Adopting Entities
Matching Savings Plan

Notes to Financial Statements
December 31, 2002

1.     Description of Plan

        The following brief description of the Simon Property Group and Adopting Entities Matching Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General

        The Plan is a defined contribution plan sponsored by Simon Property Group, L.P. (Simon Property Group, Inc. is the parent and managing general partner of Simon Property Group, L.P.) and affiliated companies (the Employer). The Plan is administered by an Administrative Committee appointed by the Employer. The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (Fidelity or Trustee).

Investment Valuation and Income Recognition

        Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the final business day of the year. Mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. The fair value of participant units owned by the Plan in common/collective funds are based on quoted redemption value on the last business day of the Plan's year-end. The participant loans are valued at their outstanding balances, which approximates fair value.

Plan Eligibility

        For the purpose of making a before tax contribution or a rollover contribution, an employee becomes a member of the plan on the first day of the month coincident with or following the completion of sixty days of active employment and attainment of age twenty-one. For the purpose of receiving the employer match, an employee becomes a member of the Plan on the first day of the month coincident with or following completion of one year of eligible service (at least 1,000 hours of employment) and upon reaching age twenty-one.

Employee Contributions

        Participants may contribute from 1% to 16% (25% for catch-up contributions) of their before-tax compensation as defined in the Plan document. Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code).

Employer Contributions

        For participant contributions after January 1, 2000, the Employer matched 100% of the participants' first 3% elected salary deductions and 50% of the participants' next 2% elected salary deductions. In addition, the Employer made a discretionary contribution of 1.5% of participant compensation in 2002 and 2001. This contribution applied to all eligible employees regardless of whether or not they had made any 401(k) contributions during the plan year. As of December 31, 2002, cumulative participant forfeitures totaled $643,196 and will be used to reduce future employer contributions.

Participant Accounts

        Each participant's account is credited for participant contributions and allocations of Employer contributions and Plan earnings. Investment earnings are allocated proportionately among all participants' accounts in an amount which bears the same ratio of their account balance to the total fund balance.

Participant Loans

        All employees that invest in the Plan can borrow from their accounts. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market interest rates at the date of the loan. This interest is credited to the participant's account balance. Both the maximum amounts available and repayment terms for such borrowings are restricted under provisions of the Plan.

Vesting

        Participants' contributions and related investment income become vested at the time they are credited to the participants' accounts. For years of service prior to January 1, 2000, vesting in Employer matching and discretionary contributions is based upon years of vesting service. The vesting schedule is as follows:

Years of Vesting Service	Percentage Vested and Nonforfeitable
Less than 3	0%
3	30
4	40
5	60
6	80
7 or more	100%

        Employees are fully vested in Employer matching and discretionary contributions contributed on and after January 1, 2000.

Payment of Benefits

        Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan document or a lump sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Forfeitures of nonvested amounts for terminated employees are used to reduce Employer contributions in future years.

Administrative Expenses

        All administrative expenses, with the exception of legal expenses, are paid by the Plan.

2.     Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Plan Termination

        Although the Employer has not expressed any intent to terminate the Plan, it may do so at any time by action of the Plan's Administrative Committee, subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their entire account balance.

3.     Investments

        Investments are stated at current market value. The market values of individual assets that represent 5% or more of the Plan's assets held for investment purposes at December 31, 2002 and 2001 are as follows:

	2002	2001
*Fidelity Growth and Income Fund	$23,024,993	$27,960,296
*Vanguard Bond Intermediate Term Portfolio Fund	5,956,464	7,040,745
*PIMCO Total Return Fund	5,918,898	7,095,539
*Fidelity Spartan U.S. Equity Index Portfolio Fund	13,056,274	15,399,753
*Fidelity Magellan Fund	11,351,685	14,848,759
*Fidelity Low Priced Stock Fund	10,553,008	9,439,665
MAS Balanced Fund	13,793,090	16,905,769
Fidelity Managed Income Portfolio Fund	16,412,201	14,034,431

*
Denotes all or a portion of the fund is nonparticipant-directed.

During 2002, the Plan's investments (depreciated) appreciated in value as follows:

2002
Mutual funds	$(16,112,330)
Common stock	522,944

$(15,589,386)

4.     Nonparticipant-Directed Investments

        The nonparticipant directed investments are comprised of various mutual funds as directed by the Employer match. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2002	2001
Net assets:
Mutual funds	$30,145,137	$33,201,232
Money market funds	401,620	702,905

	$30,546,757	$33,904,137

Year ended December 31 2002
Changes in net assets:
Contributions	$1,932,457
Interest income	10,815
Net depreciation	(2,162,020)
Benefits paid to participants	(3,054,590)
Administrative expenses	(78,118)
Interfund transfers	(5,924)

$(3,357,380)

5.     Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Schedule

Simon Property Group and Adopting Entities
Matching Savings Plan

Schedule H, line 4i—Schedule of Assets (Held At End of Year)

December 31, 2002

EIN: 35-1903854
Plan Number: 002

(b) Identity for Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
Money market funds
*Fidelity Institutional Cash Portfolio Money Market Fund	475,326 shares	$475,326	$475,326
Common stock
*Simon Property Group Common Stock	89,300 shares	**	3,042,451
Common/collective trusts
*Fidelity Managed Income Portfolio Fund	16,412,201 shares	**	16,412,201
Mutual funds
RS Diversified Growth Fund	109,762 shares	1,870,300	1,554,236
CS Cap Appreciation Com	8,764 shares	**	106,481
*Fidelity Growth and Income Fund	759,650 shares	29,175,443	23,024,993
*Fidelity Magellan Fund	143,765 shares	**	11,351,685
*Fidelity Spartan U.S. Equity Index Portfolio Fund	419,142 shares	16,006,416	13,056,274
*Fidelity Low Priced Stock Fund	419,269 shares	10,513,101	10,553,008
Franklin Small Mid Cap Growth A	29,969 shares	**	657,816
MAS Balanced Fund	1,499,249 shares	**	13,793,090
MSI Value Equity B	34,535 shares	**	248,996
PIMCO Total Return Fund	554,723 shares	5,749,572	5,918,898
Templeton Institutional Foreign Equity	431,899 shares	6,316,992	5,238,937
Vanguard Bond Intermediate Term Portfolio Fund	554,090 shares	5,366,589	5,956,464

			91,460,878
Loans to participants	interest rates range from 5.25% to 10.75%		1,854,260

			$113,245,116

*
Indicates party-in-interest to the Plan.

**
Participant directed, cost information is no longer required.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIMON PROPERTY GROUP AND ADOPTING ENTITIES MATCHING SAVINGS PLAN
(Name of Plan)
Date: June 27, 2003	/s/ John Dahl John Dahl Chief Accounting Officer

Exhibit Index

Exhibit number	Description
23.1	Consent of Ernst & Young LLP, Independent Public Accountants
99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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Contents
Report of Independent Auditors
Simon Property Group and Adopting Entities Matching Savings Plan
Simon Property Group and Adopting Entities Matching Savings Plan
Schedule
SIGNATURES
Exhibit Index